UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 3, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cheniere Energy Partners, L.P. – File No. 001-33366
Cheniere Energy, Inc. – File No. 001-16383

CF# 30367

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Cheniere Energy Partners, L.P. and Cheniere Energy, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Form 10-Q filed on November 8, 2013.

Based on representations by Cheniere Energy Partners, L.P. and Cheniere Energy, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through December 20, 2017
Exhibit 10.2	through December 20, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary